SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 26 July, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	BP appoints new non-executive directors dated 26 July 2018

Exhibit 1.1

press release

26 July 2018

BP appoints new non-executive directors

Helge Lund and Pamela Daley today joined the board of BP plc as non-executive directors.

On 26 April BP announced that Helge Lund would join the board as a non-executive director on 1 September, becoming chairman on 1 January 2019 when Carl-Henric Svanberg steps down. Mr Lund has been able now to join the board earlier; this will not affect the timing of his succession to chairman.

Pamela Daley has extensive senior global business and board experience. She spent most of her career with the General Electric Company (GE), holding roles including senior advisor to the chairman and senior vice president of corporate business development, responsible for global mergers, acquisitions and divestment activities. She is a director of BlackRock, Inc. and SecureWorks, Inc. and was previously a director of BG Group plc and Patheon N.V.

BP chairman Carl-Henric Svanberg commented: "Pamela's extensive experience in international business development, transactions and corporate strategy at a global level make her a superb addition to BP's board. And I am pleased that Helge has been able to join the board earlier than first expected. I look forward to working with them both through my remaining time on the board."

Pamela Daley:
Pamela Daley spent most of her career with the General Electric Company. She joined GE in 1989 as Tax Counsel and held a number of senior executive roles in the company, serving most recently as a Senior Advisor to the Chairman between 2013 and 2014. Between 2004 and 2013 she was Senior Vice President of Corporate Business Development at GE, where she was responsible for GE's mergers, acquisitions and divestiture activities worldwide, and prior to that, from 1991 to 2004, served as Vice President and Senior Counsel for Transactions.

Pamela Daley has served as a director of BlackRock since 2014 and of SecureWorks since 2016. She was a director of BG Group plc from 2014 to 2016 prior to its acquisition by Shell, was a director of Patheon N.V. from 2016 to 2017 prior to its acquisition by Thermo Fisher, and was previously a partner at Morgan, Lewis & Bockius, where she specialized in domestic and cross-border tax-oriented financings and commercial transactions.

Pamela Daley is a qualified lawyer and has a degree in languages and literature from Princeton University.

This notice is given in fulfilment of the obligation under paragraph 9.6.11R of the Listing Rules.

Further information:
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 July 2018
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary